07028866

ZURICH

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
DEC 17 2007
WASH, D.C. 185 SECTION

Your reference File No. 82-5089
Our reference MS/bc
Date December 14, 2007

SUPPL

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)44 625 25 25
http://www.zurich.com

Dir. phone +41 (44) 625 28 51
Dir. fax +41 (44) 625 08 51
marianne.stuck@zurich.com

Dear Sir or Madam

Enclosed herewith please find the English version of the following news release:

- "Zurich establishes new corporate business unit in Asia-Pacific"

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services

Stuck

Marianne Stuck
Legal Adviser

PROCESSED
JAN 07 2008
THOMSON
FINANCIAL

Enclosure

46674-03

News Release

ZURICH®

Zurich establishes new corporate business unit in Asia-Pacific

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, December 14, 2007 – Zurich Financial Services Group (Zurich) announced today that it will expand its services for corporate customers into the Asia-Pacific region. The new business unit Global Corporate in Asia-Pacific (GCiAP) will be based in Hong Kong and will cover three regions: Japan, Greater China / South East Asia and Australasia. In these fast growing markets, GCiAP will lead the development of the corporate business through all lines of business focusing on corporate customers whose revenue is USD 250 million or higher. The unit will be led by Hugh Robson, CEO of GCiAP.

Global Corporate in Asia-Pacific aims to replicate the success Zurich Global Corporate has achieved in Europe and North America and to leverage Zurich's existing presence. Geoff Riddell, Chief Executive Officer for Zurich Global Corporate, said: "The establishment of a fully operational corporate business unit for selected countries in Asia-Pacific will support Zurich's profitable growth strategy by broadening our service offering and risk insight expertise to large domestic and global companies whose insurance and risk management needs often require quality and complex solutions in multiple territories."

Hugh Robson, CEO of GCiAP, said: "Zurich already has a strong presence in Asia-Pacific. By investing in and empowering staff in the region who understand the local markets, cultures and business practices, we demonstrate our commitment to meeting customer needs locally, while bringing to bear our global risk management expertise to ensure that customers experience the same level of service in Beijing as in New York."

ZURICH®

GCiAP will closely collaborate with Zurich's International Businesses unit to benefit from its existing strong presence in the Asia-Pacific market.

Zurich's Global Corporate (GC) business division offers risk management services to corporations at the national and international level, including risk transfer and risk finance solutions. With a global network of professionals in over 140 countries, GC provides companies with total risk management strategies and standards that ensure all our customers have access to the same high-quality service. GC insures many of Fortune's Global 100 companies and is the largest corporate business insurer in Europe and the number two corporate insurer in the US.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 58,000 people serving customers in more than 170 countries.

END